UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

New Facility Investment

On August 7, 2026, in order to secure mid- to long-term production capacity in response to demand for memory semiconductors, the board of directors of SK hynix Inc. (the “Company”) approved the investment for the construction of a fab called “M17” in Cheongju, Korea (the “Investment”). Details of the Investment are as follows:

1. Type of Investment		New facility investment

- Investment Target		Construction of M17 in Cheongju, Korea

2. Details of Investment	Investment Amount (Won)	19,100,000,000,000
	The Company’s Total Equity (Won)	120,666,750,890,698
	Ratio of Investment Amount to the Company’s Total Equity as of December 31, 2025 (%)	15.83
	Large-scale Corporation	Applicable

3. Purpose of Investment		Securing mid- to long-term production capacity in response to demand for memory semiconductors

4. Investment Period	Start Date	August 7, 2026
	End Date	April 30, 2031

5. Date of Resolution by the Board of Directors (Determination Date)		August 7, 2026

- Attendance of Independent Directors		Present: 6; Absent: 0

6. Other Important Matters Relating to Investment Decision

-   The “Company’s Total Equity (Won)” set forth in Item 2 above is based on the consolidated financial statements as of the end of the most recent fiscal year.

-   The “Investment Amount (Won)” set forth in Item 2 above may be subject to change depending on the progress of the Investment and changes in the business environment.

-   The “Start Date” and the “End Date” set forth in Item 4 above are projected dates that remain subject to change in the course of the implementation of the Investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park

(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: August 7, 2026